Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 17 November 2011, an aggregate of 20,614,391 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”). If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	17 November 2011
Exercise price of the Options
HK$ 0.4 per share
(being the higher of (a) the
closing market price of the Shares
on the Stock Exchange as stated in
the daily quotation sheet of the
Stock Exchange (the “Closing
Price”) on 17 November 2011, being
HK$0.4 and (b) the average Closing
Price for the period from 10
November 2011 to 16 November 2011
(both days inclusive), being
HK$0.399)

Number of Options granted:	20,614,391 Options
Closing price of the Shares on the date of grant:	HK$0.4 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 17 November 2011, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

Among the total 20,614,391 Options, 4,471,244 Options were conditionally granted to a Director, subject to acceptance of the grantees and compliance with applicable laws and regulations, with details as follows:

Name of Director	Position	Number of Options
Frank Meng	Independent Non-Executive Director	4,471,244

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
18 November 2011

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.